SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, Brazil – April 12, 2004

Embratel Participações S.A. (Embrapar)
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

RESPONSE TO CVM ENQUIRY

In response to CVM’s enquiry, Embratel Participações has received the following explanation from MCI’s Vice President, Corporate Development

April 12, 2004

VIA FACSIMILE: (5521) 2121-8860

Norbert Glatt, Director, Investor Relations
Embratel Participações S.A.

cc: Claudia Azeredo Santos, General Counsel

Dear Norbert:

Please be advised that by correspondence dated April 6, 2004 and April 8, 2004,WorldCom, Inc. (“MCI”) received additional communications from Calais Participações S.A. (“Calais”) expressing further interest in purchasing the shares of Empresa Participações S.A. (“Embrapar”) owned indirectly by MCI (the “Shares”).

With respect to the Bankruptcy Court hearing that had been scheduled for April 13, 2004 to approve the Stock Purchase Agreement, dated as of March 12, 2004 (the “Agreement”), by and among certain affiliates of MCI and Teléfonos de México, S.A. de C.V. ("Telmex"), as amended on April 7, 2004 (“Amendment No. 1”), which provides for the sale to Telmex of the Shares, MCI has requested, and the Bankruptcy Court has approved, the adjournment and rescheduling of such hearing to April 27, 2004. Amendment No. 1, which was filed with the Bankruptcy Court on April 9, 2004, provides, among other things, that Telmex may terminate the Agreement pursuant to Section 7.01(i) thereof if the Sale Order has not been entered by the Bankruptcy Court by April 28, 2004. All other provisions of the Agreement remain in full force and effect. Prior to the parties entering into Amendment No. 1, Telmex had been entitled to terminate the Agreement pursuant to Section 7.01(i) thereof if the Sale Order had not been entered by the Bankruptcy Court by April 19, 2004.

Very truly yours,

Douglas C. Webster
Vice President

Embratel is the premium telecommunications provider in Brazil and offers and ample variety of telecom services –local and long distance telephony, advanced voice, high-speed data transmission, Internet, satellite data communications, and corporate networks. The company is a leader in the country for data services and Internet, and is highly qualified to be an all-distance network carrier in Latin America. Embratel’s network spreads countrywide, with almost 29 thousand kms of optic cables, which represents about one million and sixty-nine thousand km of fiber optics.

- - x - -

The information contained in this release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Actual results may differ materially from these expectations due to MCI's bankruptcy proceedings and matters related thereto, as well as regulatory risks and other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2004

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.